Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: June 26, 2023

On June 26, 2023, Broadcom Inc. published the following post on LinkedIn:

Broadcom
353,181 followers
1h • Edited •

Driving customer value isn't just about providing the best product at any single point in time.

Instead, at Broadcom we create innovative, revolutionary products that will deliver on our customers' needs over time and evolve through multiple generations of #technology.

And that intention will continue with VMware.

Read the latest blog from Broadcom President and CEO Hock Tan: https://lnkd.in/e4Rkr6RS

Key Info: https://bit.ly/3p4Ma4B

#innovation #customer

The Six Five
SUMMIT
Approach Towards Delivering Customer Value
Hock Tan
President and CEO, Broadcom
Read the Blog
BROADCOM
SOFTWARE

On June 26, 2023, Broadcom Inc. published the following post on Twitter:

On June 26, 2023, Broadcom Software published the following post on LinkedIn:

Broadcom Software
30,351 followers
1h • Edited •

Driving customer value isn't just about providing the best product at any single point in time.

Instead, at Broadcom we create innovative, revolutionary products that will deliver on our customers' needs over time and evolve through multiple generations of #technology.

And that intention will continue with VMware.

Read the latest blog from Broadcom President and CEO Hock Tan:
https://lnkd.in/euxW2sHa

Key Info: https://bit.ly/3p4Ma4B

#innovation #customer

The Six Five
SUMMIT
Approach Towards Delivering Customer Value
Hock Tan
President and CEO, Broadcom
Read the Blog
BROADCOM

On June 26, 2023, Broadcom Software published the following post on Twitter:

On June 26, 2023, Hock Tan, President and CEO of Broadcom Inc., published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs” and “Broadcom Software Blogs” and at reimaginingsoftware.com/other-resources.]

Broadcom’s Approach Towards Delivering Customer Value
Innovative technology that lasts
Hock Tan, President and CEO, Broadcom Inc.

At Broadcom, we make business decisions driven by what will bring customers the most value. The idea is simple: We tailor our innovations and solutions to their needs over the long term and equip them with the tools they need to drive outcomes.

So, how do we make that happen?

We listen to our customers. We co-create with them, and we invest in continuously addressing their needs. This is not just about providing the best product at any one point in time. Instead, our entire business model is grounded in the belief that we can create innovative solutions that will deliver on our customers’ needs over time and progress through multiple generations of technology.

We recognize the importance of value to our customers, which is why we have, in recent years, doubled down on an evolutionary approach toward product R&D and implementation. Being attuned to what customers want most from their IT products has accelerated our focus on improving and elevating every solution and service to maximize the value they get from partnering with us.

This is precisely why we intend to better unlock VMware’s customer value by investing $2 billion a year in the business, as we recently shared. Half of that investment has already been earmarked toward accelerating the deployment of VMware solutions to customers, enabling us to increase cloud competition by growing and strengthening VMware’s customer base and bringing value to the on-premises data center while advancing software-enabled workloads.

The Case for an Evolutionary Approach
At Broadcom, we believe iteration is a key component of solving the problems that are most pertinent and deliver the most value for our customers. Our engineering-first culture, partner programs, investments in R&D and business philosophy are all important pieces of the puzzle in our evolutionary approach to delivering customer value.

It’s not enough to simply be available to customers. It’s not enough to show up one day and introduce a product that’s the best of its kind. It’s about creating products that both lead and last. We keep innovating and designing for the next generation of product cycles because we know our customers will need new generations of products to deliver value for their own customers.

Building Technology That Lasts
Starting with top-rate technology that can evolve and sustain its value over time, Broadcom seeks more to build and advance, not rip and replace. We are known for producing industry-leading products that are customer-centric. We pull several levers to achieve this, for example:

1.
Using a product-first approach, we focus on developing solutions that can adapt to support customer needs today or in 10 years. We’ve enabled customers to leverage unprecedented productivity and connectivity because, in hardware, we’ve pioneered seven generations of Wi-Fi products over the last two decades and increased Wi-Fi speeds by 100 times since our first smartphone chip. Customers can also operate with confidence as a result of our actions in software, such as our migration of Symantec Web Security Service and Cloud Access Security Broker onto Google Cloud.

2.
Broadcom teams have worked with the largest global organizations over many years to solve their most critical IT challenges and support their digital transformations. Our team’s depth of knowledge about customer needs, and how to fulfil them, really sets us apart.

3.
Our membership in industry alliances, as well as our industry-leading partner programs, help us deliver outcomes that benefit whole swaths of society and enterprises. Broadcom was among the earliest advocates for the FCC’s decision to open up the 6 GHz band for unlicensed Wi-Fi use, which resulted in the introduction of Wi-Fi 6E and brought faster speeds and increased capacity. Additionally, Symantec is a founding member of the Open Cybersecurity Schema Framework and the National Cybersecurity Centre of Excellence, which both are working to develop standards for Zero Trust, a security framework that authenticates and validates user identity and access. By taking a holistic view of the technology landscape and being an active participant, we can help our customers chart their paths forward and achieve their goals.

Investing for the Future
When it comes to building on a foundation of customer value, R&D is the most important lever we pull, investing $5 billion annually. Again, at Broadcom we believe our technology must evolve over time – our investment priorities are determined with that in mind.

Innovation is a never-ending, always-rewarding journey for us and our customers, with R&D as our roadmap. While not all products and end-markets evolve at the same rates, and sometimes technology’s ecosystem can’t support customers’ ideals in the immediate term, our investment in R&D strategically supports continuously improving solutions that work towards customers’ ideal specs over time.

To learn more about Broadcom’s evolutionary approach watch my Six Five summit discussion now.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.